Exhibit 77E - Legal Proceedings

      On May 27, 2011, the Financial Industry Regulatory Authority ("FINRA") filed a complaint against DLA, the Funds' principal underwriter and distributor, related to its sales practices in connection with its role as managing dealer of an unaffiliated Real Estate Investment Trust offering, Apple REIT Ten, Inc. ("Apple REIT"). In June 2011, several class action complaints were filed against DLA, Apple REIT entities and certain individuals, also in connection with the sale of various Apple REIT securities. In January 2012, FINRA amended its complaint to include allegations of false and misleading communications with the public in connection with certain correspondence with customers and investment seminars; and added David Lerner as an individual respondent. DLA intends to vigorously defend the complaints and expects to be vindicated in court. However, there cannot be any assurance that if FINRA and/or the class action plaintiffs were to ultimately be successful in the pursuit of the claims and if damages and/or other sanctions are assessed against DLA and/or Mr. Lerner, that such sanctions would not materially affect DLA's ability to act as the Funds' principal underwriter and distributor, although it is not considered likely at this time that such material and adverse effects would occur. Management currently expects that any resolution of the action against the Distributor will not have a material adverse impact on the Funds. Neither the Company nor any of the Funds are a party to any of the above listed investigations or actions.

      On May 7, 2010, each of William Mason, the Portfolio Manager for the Income Fund, and DLA, the Funds' principal underwriter and distributor, received a Notice of Complaint from the Department of Enforcement of FINRA dated May 7, 2010, relating to Mr. Mason's activities as head of the fixed income trading department of DLA and DLA's activities as a municipal securities and collateralized mortgage obligations dealer. The Complaint alleges that each of Mr. Mason and DLA had violated certain NASD and Municipal Securities Rule Making Board fair pricing rules relating to the period January 1, 2005 through January 31, 2007. On April 4, 2012, a FINRA hearing panel issued a decision in this matter and assessed monetary fines and other sanctions against DLA and Mr. Mason, including a suspension of Mr. Mason from association with a FINRA member firm for six (6) months. Both DLA and Mr. Mason are appealing the decision and expect to be vindicated. The appeal, which could potentially take between one (1) and four (4) years, stays the enforcement of any fines, sanctions and/or suspensions. However, there cannot be any assurance that, if FINRA were ultimately to be successful in this action, and assess fines and/or sanctions against Mr. Mason and/or DLA, such fines and/or sanctions would not materially and adversely affect Mr. Mason's ability to act as the Portfolio Manager for the Income Fund, and DLA's ability to act as principal underwriter and distributor for the Funds, although it is not considered likely at this time that such material and adverse affects would occur.